1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 23, 2023

David L. Orlic

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Comvest Credit Partners BDC Fund, L.P. (the “Partnership”)

Registration Statement on Form 10

File No: 000-56588

Dear Mr. Orlic:

We are writing in response to comments provided via email on September 25, 2023 relating to the Partnership’s registration statement on Form 10 that was filed with the Securities and Exchange Commission (“SEC”) on August 24, 2023, on behalf of the Partnership (the “Registration Statement”). The Partnership has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

On behalf of the Partnership, set forth below are the SEC staff’s (“Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1. Please provide a fee table for investors, similar to what would appear in Form N-2.

Response 1. The Partnership respectfully declines to comply with this comment. We note that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private BDCs.

Comment 2. Please represent in your response that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, together with a general explanation as to why the Fund believes it will be able to cover its commitments.

Response 2. The Partnership reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments on the basis of its expected cash on hand, cash flows from investment activities, borrowing capacity (in an amount that the Partnership would still be within the 150% asset coverage requirement) and uncalled capital commitments from the Partnership’s investors.

Comment 3. Please provide an analysis as to how the BDC Conversion will be conducted in a manner that complies with the restrictions on affiliated transactions under the 1940 Act.

Response 3. The BDC Conversion will not implicate the affiliated transactions provisions of Section 57 of the 1940 Act because the Partnership will file a Certificate of Conversion in Delaware to convert by operation of law from a Delaware limited partnership to a Delaware statutory trust (the “DST”). Following the filing of the Certificate of Conversion, the DST (as the successor entity) will file its BDC election on Form N-54A. As a result, there will be no transfer of assets from the Partnership to the DST, which will simply become the successor entity by operation of law.

Summary of Risks, page 1

Comment 4. In the bullet point describing the risk of failing to maintain BDC status, please add that this will subject the Fund to numerous restrictions on its activities, including restrictions on leverage and on the nature of its investments.

Response 4. The disclosure has been revised accordingly.

General Development of Business, page 4

Comment 5. Please remove “generally” from the disclosure regarding consolidation of wholly-owned subsidiaries. Please confirm that any wholly-owned subsidiaries will be consolidated for financial statement reporting purposes and compliance with the 1940 Act.

Response 5. The disclosure has been revised accordingly. The Partnership confirms that, on a supplemental basis, any wholly-owned subsidiary will be consolidated for financial statement reporting purposes and compliance with the 1940 Act.

Description of Business, page 4

Comment 6. In the first paragraph of this subsection, please disclose the industries in which the Management Company and its affiliates have investing experience and access to operating resources.

Response 6. The disclosure has been revised accordingly.

Regulation as a Business Development Company, page 10

Comment 7. Please briefly disclose what is being sought through the legislation referenced in this subsection.

Response 7. The disclosure has been removed in the amended Registration Statement.

The Private Offering, page 26

Comment 8. We note the last paragraph in this subsection. Please advise:

a. How having Subscription Agreements with different terms would comply with Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

b. Whether different terms in any Subscription Agreements could have a material, negative effect on other fund investors;

c. Whether the terms of different Subscription Agreements will be disclosed to all fund investors, and how they will be disclosed, including the timing of such disclosure;

d. Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e. Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response 8. The disclosure has been removed. The Partnership supplementally confirms that it will not enter into Subscription Agreements that contain material terms or conditions not found in its Subscription Agreements entered into with other investors.

Share Repurchase Program, page 27

Comment 9. Disclosure in this subsection states that investors will not know the amount of cash that will be paid to them at the time they decide to tender. Rule 13e-4 requires that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please eliminate or revise all repurchase offer pricing disclosure throughout the registration statement.

Response 9. The Partnership respectfully acknowledges this comment. Item 1004(a)(1)(i) of Regulation M-A provides that the total number and class of securities sought in the tender offer is a material term of the transaction and must be stated in the tender offer materials, and Item 1004(a)(1)(ii) of Regulation M-A provides that the type and amount of consideration offered to security holders is a material term of the transaction and must be stated in the tender offer materials. Item 1007(a) of Regulation M-A provides that the amount of funds or other consideration required to purchase the maximum amount of securities sought in the tender offer must be stated in the tender offer materials.

The Partnership respectfully submits that the disclosure in the Registration Statement, as revised, sets forth that the total number of securities sought (the Partnership has only one class of common shares of beneficial interests, par value $0.001 per share (the “Shares”)), type (i.e., cash) and amount of consideration offered and amount of funds required to purchase the maximum amount of securities will be contained in the Schedule TO and related materials for the Partnership’s discretionary quarterly tender offers. The Partnership will provide shareholders with a formula that informs them of the aggregate cash amount that the Partnership will be obligated to pay in the event that the relevant tender offer is fully subscribed: stating that, in the event of a fully subscribed tender offer, the Partnership will be obligated to purchase 5% of its outstanding Shares as of the last day of the immediately preceding quarter (which number of shares will be disclosed to shareholders), based on a purchase price equal to the net asset value (“NAV”) per Share as of the last calendar day of the quarter in which the tender offer is commenced (except that Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV). For the reasons set forth above and further below, the Partnership submits that the disclosure it intends to include in the tender offer materials, prepared in accordance with the disclosure provided in the amended Registration Statement, will sufficiently address the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related Staff guidance and adequately describe total number and class of securities sought, type and amount of consideration offered to shareholders and amount of funds required to purchase the maximum amount of Shares subject to the tender offer by referring to the above-described formulas concerning the NAV per Share and limitations on the maximum amount of securities that the Partnership is offering to purchase.

The Partnership respectfully advises the Staff that the Partnership’s discretionary quarterly tender offer process, as disclosed in the amended Registration Statement, is aligned with widespread industry practice and Staff guidance. The Partnership’s approach, whereby it intends to tender for up to 5% of its outstanding Shares as of the end of the immediately preceding calendar quarter at a purchase price equal to the NAV per share as of the last calendar day of the quarter during which the tender offer is commenced (which would generally not be available until after the expiration of the tender offer), is consistent with issuer tender offer practice in the registered closed-end fund and business development company industry as established over the past 20 years.1 The registered closed-end fund and business development company industry, and investor expectations, have evolved in reliance on this well-established precedent. In light of the absence of formal written Staff guidance otherwise, the Partnership notes that neither sponsors/managers of registered closed-end funds and business development companies nor their investors have had any opportunity to be apprised of a shift in the Staff’s position, or any rationale therefore.

In addition, the Partnership believes that the use of a backward-looking NAV as the tender offer purchase price, rather than the Partnership’s proposed plans to use a forward-looking NAV, as disclosed in the amended Registration Statement, inherently presents a risk that the shareholders tendering Shares in the applicable tender offer may

[1]

See, e.g., Blackstone Private Credit Fund, File No. 814-01358, Form N-2, as filed with the SEC on September 30, 2020, page 16 (“Under our share repurchase plan, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter”); Corporate Capital Trust, Inc., File No. 333-167730, Form N-2, as filed with the SEC on March 28, 2011, page 62 (“[W]e intend to conduct quarterly tender offers, on approximately 10% of our weighted average number of outstanding shares in any 12-month period, in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, to allow our shareholders to tender their shares at a price equal to our net asset value per share on the date of repurchase.”); Advantage Advisers Multi-Sector Fund I, File No. 811-10473, Form N-2, as filed with the SEC on January 31, 2002, page 29 (“The notification will specify, among other things . . . the date that will be used to determine the Fund’s net asset value applicable to the share repurchase, which is generally expected to be the last business day of the applicable period”).

either face a disadvantage or be presented with an opportunity for gamesmanship with respect to the tender offer process in the event that the NAV per Share does not remain constant between the two relevant dates (i.e., the quarter-end NAV per Share for the quarter in which the tender offer is launched does not equal the proposed backward-looking purchase price NAV per Share). By way of example, in the event that the Partnership revised its discretionary quarterly tender offer process to use a backward-looking NAV as the tender offer purchase price, if quarter-end NAV per Share for the quarter in which the tender offer is launched is higher than the tender offer NAV per Share as of the prior date selected as the date the purchase price is determined, shareholders that submit their Shares for repurchase would receive a lesser amount of cash proceeds for such Shares than they otherwise would be entitled, to the benefit of non-tendering shareholders. On the other hand, if quarter-end NAV per Share for the quarter in which the tender offer is launched is lower than the tender offer NAV per Share as of the prior date selected as the date the purchase price is determined, shareholders tendering their Shares for repurchase would receive cash proceeds that exceed the then-current NAV per Share. Given these circumstances, the Partnership believes that its currently proposed tender offer process, as disclosed in the amended Registration Statement represents the most equitable method by which to conduct tender offers.

Further to the above, the Partnership respectfully advises the Staff that the Partnership believes that its proposed tender offer process adequately protects the Partnership’s shareholders and is consistent with the principles set forth in connection with the SEC’s guidance in providing an exception from provisions of Exchange Act Rule 13e-4 for modified Dutch auction tender offers, as set forth in the modified Dutch auction tender offer series of no-action letters and the interpretations of the SEC published in connection with the adoption of the “Amendments to Tender Offer Rules: All Holders and Best Price” rules set forth in Release No. 33-6653 issued on July 11, 1986 (the “Release”). In footnote 64 to the Release, the SEC indicated that under staff interpretation, issuers have been permitted to make modified Dutch auction issuer tender offers, subject to the following conditions: (i) disclosure in the tender offer material of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in pro-rationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer.

The Partnership respectfully submits that tender offer plans provide more certainty to shareholders regarding tender offer terms than the terms of a modified Dutch auction tender offer that the Staff has acknowledged are permitted under the SEC’s tender offer rules. Specifically, the Partnership’s tender offer plans would meet each of the above-described conditions (ii) through (v). With respect to condition (i), the Partnership submits that while the Partnership’s tender offer materials would not disclose the precise dollar amount of consideration to be paid in connection with a tender offer, and as noted above, such total amount of consideration to be paid by the Partnership to the tendering shareholders is ultimately a function of (1) the per share price, which is the same for all tendering shareholders and is set to be equal to the NAV per Share as of the last calendar day of the applicable quarter, and (2) the number of shares tendered. Importantly, the Partnership notes that, due to the formulaic approach to determining the amount, the Partnership would have had no ability following commencement of the tender offer to manipulate the total consideration to be paid to tendering shareholders, which is consistent with the Staff’s guidance. More specifically, the Partnership has no control over the number of Shares tendered in any given tender offer. In addition, the purchase price per Share is established by the Management Company in accordance with procedures adopted pursuant to 1940 Act Rule 2a-5 by, and subject to ongoing oversight by, the Partnership’s board of directors, a majority of whom are not “interested persons” of the Partnership, as defined in Section 2(a)(19) of the 1940 Act. The Partnership notes that investors will be well-apprised of the method by which the purchase price per Share is determined, having made their investment decision based on the same process for determining the value of their Shares, both at the time of investment and throughout the life of their investment. The Partnership also notes that the tender offer materials would include the most recent NAV per Share as of the date of dissemination of the materials, as well as the maximum amount of consideration that would be required to be paid by the Partnership based on such NAV per Share, assuming that the tender offer was subscribed in full.

The Partnership emphasizes that structuring its tender offer as contemplated in the amended Registration Statement does not increase the risk of offeror manipulation to the detriment of tendering shareholders: a concern raised by the Staff in the context of modified Dutch auction tender offers. In this regard, in addition to the regulatory protections afforded to the purchase price determination by 1940 Act Rule 2a-5 and independent board oversight, as noted above, the Partnership notes that the purchase price that it would use to purchase Shares in the relevant tender offer would be the same price the Partnership uses to issue Shares in its ongoing private offering of Shares (except that the Partnership reserves the right to issue Shares at a price above the then-calculated NAV per Share to allocate initial organizational and offering expenses to newly admitted shareholders at any Subsequent Closing). As a result, the Partnership has no incentive to reduce the tender offer purchase price to the detriment of tendering shareholders, as it would generally have an offsetting effect by reducing the proceeds to the Partnership in its Subsequent Closings by the same per share amount.

The Partnership believes that its shareholders and investors are adequately protected by the Partnership’s planned approach to its discretionary quarterly tender offers. Given the disclosures that the Partnership intends to include in the relevant tender offer materials regarding the process by which the per Share purchase price will be determined and the maximum number of Shares to be purchased, the Partnership believes its shareholders will have access to all information necessary to make an informed decision with respect to the relevant tender offer. While the exact amount of total consideration to be paid in a particular tender offer will not be determinable upon commencement of the tender offer, and thus cannot be stated explicitly in the tender offer materials, the Partnership’s shareholders will know the maximum amount of Shares the Partnership is obligated to buy, and the ultimate number of Shares to be repurchased by the Partnership and aggregate consideration to be paid will be determined in accordance with the disclosed terms of the relevant tender offer based on the number of Shares tendered by shareholders and the ultimate purchase price of NAV per Share as of the relevant quarter’s end, determined in accordance with 1940 Act Rule 2a-5. The Partnership emphasizes that its shareholders will not be placed at a disadvantage for not knowing the exact amount of consideration to be paid by the Partnership upon commencement of a tender offer, as the Partnership will remain subject to a readily identifiable purchase commitment in each discretionary quarterly tender offer, regardless of whether the tender offer is oversubscribed or undersubscribed.

Comment 10. Disclosure on page 29 states that the consideration in repurchase offers will be paid within 65 days of the expiration of each offer. Please revise this disclosure to state that the consideration will be paid no later than 5 business days after expiration. See Exchange Act Release No. 43069 (July 24, 2000), section II.D.

Response 10. The Partnership advises the Staff that it intends to sell Shares in its private offering only to accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act and has revised the disclosure in the amended Registration Statement accordingly. As a result, the Partnership respectfully advises the Staff that it has not made the revisions requested in the above comment.

Comment 11. We note disclosure regarding minimum balances in the next-to-last paragraph of this section. If you determine to retain this feature, please include the dollar figure in your next filing. We may have further comment.

Response 11. The disclosure has been revised to align with the requirements in Rule 13e-4(f)(3)(i) under the Exchange Act.

Incentive Fee Based on Income, page 31

Comment 12. Please include a graphical representation of the income incentive fee.

Response 12. A graphical representation of the income incentive fee is included in the Partnership’s amended Registration Statement.

Emerging Growth Company, page 36

Comment 13. With regard to the next-to-last bullet point on page 36, please remove this disclosure, as the election must already have been made and it apparently has not been made according to the first paragraph on page 37, or advise.

Response 13. The disclosure has been removed. The first paragraph on page 37 has been revised to clarify that the Partnership intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

“We are a newly formed company and have no operating history,” page 39

Comment 14. Please confirm whether the statement is accurate regarding no performance history. Item 2 appears to have information yet to be completed about a portfolio of investments and results of operations.

Response 14. The disclosure has been revised to clarify that the Partnership has limited operating history.

“There is uncertainty as to the value of our portfolio investments…,” page 40

Comment 15. Disclosure in this risk factor indicates that portfolio investments that are treated as “plan assets” for purposes of ERISA will use the valuations of third-party and unaffiliated valuation firms without adjustment. Please modify this disclosure and any similar valuation-related disclosure, as appropriate, to, for the avoidance of doubt, make it clear that valuations prepared by the independent third party and unaffiliated valuation firms will be used without adjustment only to the extent that the Board (or its designated committee) consider the determinations representative of fair value in good faith.

Response 15. The disclosure has been revised to remove references to ERISA.

“The timing of our repurchase offers…,” page 43

Comment 16. Please remove this risk factor, as it describes a course of action that is materially inconsistent with Rule 13e-4 under the Exchange Act, which rule operates to eliminate the very risk described in this disclosure.

Response 16. The Partnership respectfully declines to comply with this comment. We refer the Staff to Response 9 set forth herein and submit that the above-referenced disclosure is not materially inconsistent with Rule 13e-4 under the Exchange Act.

Our portfolio may be concentrated in a limited number of industries, page 59

Comment 17. Please include in the business overview that you intend to invest in companies in the business service and software industries.

Response 17. The disclosure has been revised accordingly.

Significant Accounting Estimates and Critical Accounting Policies, page 74

Comment 18. Please explain whether all critical accounting estimates have been included in this section. For example, please explain whether valuation and accounting for organizational and offering expenses are considered critical accounting estimates.

Response 18. The Registration Statement has been revised to reflect that all significant accounting estimates and critical accounting policies in respect of the seed audit are included in the Notes to the financial statements. The Partnership supplementally confirms that all significant accounting estimates and critical accounting policies of the Partnership will be disclosed in the Partnership’s Exchange Act reports.

Quantitative and Qualitative Disclosures about Market Risk, page 75

Comment 19. Please explain whether the full disclosure requirements of Item 305 of Regulation S-K have been included. In your response, please explain the disclosure alternative selected and how the full disclosure requirements have been met.

Response 19. The Partnership respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement accordingly. The Partnership respectfully advises the Staff that it has elected the disclosure alternative described in Item 305(a)(1)(ii) of Regulation S-K.

Executive Officers Who Are Not Trustees, page 78

Comment 20. For all individuals, please disclose that they have worked at Comvest Partners for at least the last 5 years, and, if this is not the case, disclose the names and principal businesses of the other entities at which they worked. See Item 5 of Form 10.

Response 20. The Partnership confirms that the amended Registration Statement reflects all individuals’ principal occupations for at least the last five years.

Comment 21. With respect to Mr. Michael Altschuler, per Item 401(e)(1) of Regulation S-K, please disclose the name of the “NYSE listed finance company” and disclose that company’s business with more specificity. Please also confirm that there is nothing to disclose under Item 401(f) of Regulation S-K in this section. If the company referenced in this comment was delisted, please also disclose that.

Response 21. The disclosure has been removed from the amended Registration Statement; Mr. Altschuler’s tenure with such company concluded more than five years ago. The Partnership supplementally confirms that there is nothing to disclose under Item 401(f) of Regulation S-K in respect of Mr. Altschuler’s position at such company.

Financial Statements and Supplementary Data, page 90

Comment 22. Please file an amended Form 10 at least 15 days prior to the Form 10’s effectiveness in order to furnish all financial statements and supplementary financial information required by Regulation S-X. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Response 22. The Partnership appreciates the Staff’s comment but is unable to meet this request. The Partnership respectfully notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Partnership will file an amended Form 10 with complete financial statements prior to the Registration Statement becoming effective, consistent with the practice of many other BDC registrants that have made filings on Form 10.

Market Information, page 83

Comment 23. Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K (the amount of shares that could be sold pursuant to Rule 144 or that the registrant has agreed to register under the Securities Act for sale by security holders).

Response 23. The Partnership respectfully submits that it does not have any Shares that could be sold pursuant to Rule 144 of the Securities Act, and has not agreed to register any Shares under the Securities Act for resale and has revised the disclosure under the caption “Market Information” in its amended Registration Statement.

Recent Sales of Unregistered Securities, page 84

Comment 24. Please disclose the consideration paid in, and the dates of, the referenced transactions, per Item 10 of Form 10.

Response 24. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz